Exhibit 21.1

Subsidiaries of Nicolet Bankshares, Inc.:

Name and jurisdiction of incorporation/organization

Equity Interest Held by Registrant

Nicolet National Bank, organized under the laws

100%

of the United States of America

Brookfield Investment Partners, LLC,

100%

a Wisconsin limited liability company

Nicolet Joint Ventures, LLC,

  50%

a Wisconsin limited liability company.

In addition to the subsidiaries listed above, the Registrant owns all of the common stock of Nicolet Bankshares Statutory Trust I, which represents an approximate 3% equity interest in the trust, with preferred shareholders holding the remaining equity interest.

Subsidiary of Nicolet National Bank:

Name and jurisdiction of incorporation/organization

Equity Interest Held by Nicolet National Bank

Nicolet Investments, Inc., a Nevada corporation

100%